SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 6)*

Xoma Corporation
(Name of Issuer)

Common Stock, par value $0.0075 per share
(Title of Class of Securities)

98419J107
(CUSIP number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5633
(Name, address and telephone number of person authorized to receive notices and communications)

August 19, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 12 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors LP 13-4093645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,608,131
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,608,131
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:30,608,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14.	TYPE OF REPORTING PERSON* IA

(1)	Based on 83,389,815 shares of common stock outstanding as of August 19, 2013, according to information obtained from the Issuer, plus 8,736,187 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on August 21, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors (GP) LLC 46-37147749
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,608,131
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,608,131
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:30,608,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14.	TYPE OF REPORTING PERSON* HC

(1)	Based on 83,389,815 shares of common stock outstanding as of August 19, 2013, according to information obtained from the Issuer, plus 8,736,187 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on August 21, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,608,131
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER: 30,608,131
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,608,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 83,389,815 shares of common stock outstanding as of August 19, 2013, according to information obtained from the Issuer, plus 8,736,187 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on August 21, 2013.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,608,131
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,608,131
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:30,608,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 83,389,815 shares of common stock outstanding as of August 19, 2013, according to information obtained from the Issuer, plus 8,736,187 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on August 21, 2013.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker, Felix J. Baker, Baker Bros. Advisors LP (the “Adviser”) and Baker Bros. Advisors (GP) LLC (the “Adviser GP”, and together with Julian C. Baker, Felix J. Baker and the “Adviser”, the “Reporting Persons”). Except as amended and supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Funds (as defined below) acquired certain of the shares of common stock in connection with a registered direct underwritten offering (the “Offering”) by Xoma Corporation (the “Issuer”) on August 19, 2013. In the Offering, the Issuer sold a total of 8,736,187 shares of the common stock (collectively, the “Shares”) for a purchase price of $3.62 per share. The sale of such Shares is expected to close on August 23, 2013, subject to customary closing conditions.

Baker Brothers Life Sciences, L.P., 667, L.P., and 14159, L.P. (“the Funds”) purchased an aggregate of 2,757,791 Shares as follows:

Fund	Shares	Price Paid
667, L.P.	882,323	$3,194,009
Baker Brothers Life Sciences, L.P.	1,854,058	$6,711,690
14159, L.P.	21,410	$77,504

The funds used to purchase the Shares acquired in the offering detailed above were provided from the available working capital of the entities there indicated.

ITEM 4.	Purpose of Transactions.

The disclosure in Item 3 is incorporated by reference herein.

The Funds hold the securities for investment purposes. Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business and prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j).

Depending upon their assessments of the above factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including assessing whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Warrants (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, including shares that may be acquired upon exercise of warrants at an exercise price of $1.76 per share as of the date hereof by the Funds. Such information is based on 83,389,815 shares of common stock outstanding as of August 19, 2013 according to information obtained from the Issuer plus 8,736,187 shares issued in the Offering as reported in the Issuer’s Form 8-K filed with the SEC on August 21, 2013. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Shares of Common Stock	Warrants to purchase .5 shares of Common Stock as Converted to Common	Total	Percentage of Class Outstanding
667, L.P.	2,804,553	792,796	3,597,349	3.6%
Baker Brothers Life Sciences, L.P.	19,742,570	6,608,225	26,350,795	26.4%
14159, L.P.	485,249	174,738	659,987	0.7%
Total	23,032,372	7,575,759	30,608,131	30.7%

Pursuant to the Warrant to Purchase Common Stock dated March 9, 2012 (the “Warrant”), if at any time the beneficial ownership of the Funds and their affiliates is reduced to between 5.00% and 9.99% of the shares of common stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 9.99% of the total number of then issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon exercise of the Warrant). If at any time the beneficial ownership of the Funds and their affiliates is reduced to 4.99% or less of the shares of common stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 4.99% (the “Maximum Percentage”) of the total number of then issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon the exercise of the Warrant). At any time that the Funds and their affiliates do not beneficially own in excess of the Maximum Percentage, the Funds may, by written notice to the Issuer, from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice. Pursuant to the Warrant, any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. This provision set forth in the Warrant will cease to apply from and after the date 14 days prior to the fifth anniversary of the issuance date, which was March 9, 2012.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 6 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Dr. Kelvin Neu serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. Pursuant to the policies of the Adviser, Dr. Neu does not have any right to receive any profits from any securities as compensation for serving as Director of the Issuer and therefore has no pecuniary interest in the restricted stock units or stock options received in connection with his service on the Board. The Funds are entitled to the pecuniary interest in the restricted stock units and stock options as each holds an indirect pecuniary interest. Dr. Neu currently retains voting and investment power over the shares of restricted stock units and stock options.

(c) The disclosure in Item 3 is incorporated by reference herein.

Except as otherwise disclosed in this or any previously filed Schedule 13D, none of the Reporting Persons or their affiliates has effected any transaction in the securities of the Issuer in the past sixty days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit	Description

Exhibit 99.1:	Agreement regarding joint filing of this statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 23nd day of August, 2013

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker